SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO

FILED PURSUANT TO RULE § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 17)**

First California Financial Group, Inc.**

(Name of Issuer)

Common Stock

(Title of Class of Securities)

636912206

(CUSIP Number)

Pam E. Omann 60 South Sixth Street, Suite 3900 Minneapolis, Minnesota 55402 (612) 661-3719

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 31, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d–7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**	On March 12, 2007, National Mercantile Bancorp. (“National Mercantile”), FCB Bancorp. (“FCB”) and First California Financial Group, Inc. (the “Company”) consummated the reincorporation merger of National Mercantile into its wholly-owned subsidiary, the Company. The Company succeeded to the reporting status of National Mercantile under Rule 12g–3 of the Exchange Act. The Reporting Persons filed Schedule 13D (Amendments Nos. 1–11) with respect to ownership of equity securities of National Mercantile and have filed subsequent Schedule 13Ds (including Amendment Nos. 12-16 and this Amendment No. 17) with respect to ownership of equity securities of the Company, the successor to National Mercantile.

CUSIP No. 636912206	13D	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) James O. Pohlad
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Minnesota, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 636912206	13D	Page 3 of 6 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Robert C. Pohlad
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Minnesota, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 636912206	13D	Page 4 of 6 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) William M. Pohlad
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Minnesota, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Reference is hereby made to the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on August 16, 2001, as last amended by that Amendment No. 16 to Schedule 13D filed with the Commission on May 16, 2013 (the “Schedule 13D”). This Amendment No. 17 amends and restates Items 4 and 5 of the Schedule 13D. Terms defined in the Schedule 13D are used herein as so defined.

This Amendment No. 17 is the final amendment to the Schedule 13D and constitutes an “exit filing” for the Reporting Persons.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On November 6, 2012, the Company entered into an Agreement and Plan of Merger with PacWest Bancorp, a Delaware corporation (“PacWest”), pursuant to which the Company would be merged with and into PacWest (the “Merger”), with PacWest surviving the Merger. The Merger closed on May 31, 2013 (the “Closing Date”). On the Closing Date, each outstanding share of the Company’s common stock was converted into the right to receive 0.2966 of a share of PacWest’s common stock.

Item 5.	Interest in Securities of the Issuer

Items 5(a), (b), (c) and (e) of the Schedule 13D are hereby amended and restated in their entirety as set forth below:

(a) As a result of the Merger, the Reporting Persons do not have, and may not be deemed to have, beneficial ownership of any shares of the Company’s common stock.

(b) As a result of the Merger, the Reporting Persons do not have, and may not be deemed to have, any voting or dispositive powers with respect to shares of the Company’s common stock.

(c) Pursuant to the terms of the Voting Agreement, on May 15, 2013, James O. Pohlad converted 334 shares of the Company’s Series A Preferred Stock into 116,991 shares of the Company’s common stock, Robert C. Pohlad converted 333 shares of the Company’s Series A Preferred Stock into 116,640 shares of the Company’s common stock, and William M. Pohlad converted 333 shares of the Company’s Series A Preferred Stock into 116,640 shares of the Company’s common stock. Except as described in the immediately preceding sentence, the Reporting Persons have not engaged in any transactions in the Company’s common stock during the past 60 days.

(e) As a result of the Merger, the Reporting Persons ceased to be beneficial owners of more than five percent of the Company’s common stock, effective May 31, 2013.

5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: June 18, 2013

/s/ James O. Pohlad
James O. Pohlad

/s/ Robert C. Pohlad
Robert C. Pohlad

/s/ William M. Pohlad
William M. Pohlad

[Amendment No. 17 to Schedule 13D]

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